Exhibit 99.1

Allot Communications Revenues Reach a Record $9.8m in the Third
Quarter 2008

Key highlights:

– Third quarter revenues increased to a record $9.8 million, representing a 3% increase over second quarter 2008

– Third quarter non-GAAP operating loss narrowed to $1.5 million, a decrease of 44% from $2.7 million operating loss for the second quarter 2008

– Third quarter non-GAAP net loss declined to $1.6 million, or ($0.07) per share, from $1.9 million, or ($0.09) per share, in the second quarter 2008

– ARS devaluation added $6.8 million to GAAP loss, partially offset by a $5.3 million gain from securities monetized at par value during the fourth quarter

– Addition of new Tier 1 mobile operator, the third added during 2008

Hod Hasharon, ISRAEL – November 11, 2008 – Allot Communications Ltd. (NASDAQ: ALLT), a leader in IP service optimization solutions based on deep packet inspection (DPI) technology, today announced financial results for the third quarter ended September 30, 2008.

Revenues for the third quarter of 2008 reached a record $9.8 million, representing a 40% increase over the $7.0 million in revenues reported for the third quarter of 2007, and a 3% increase over the second quarter of 2008. On a GAAP basis, net loss for the third quarter of 2008 was $9.0 million, or $0.41 per share (basic and diluted), as compared with a net loss of $3.7 million, or $0.17 per share (basic and diluted), for the second quarter of 2008 and a net loss of $2.2 million, or $0.10 per share (basic and diluted), for the third quarter of 2007. The Company’s net loss on a GAAP basis was primarily affected by a further impairment charge for auction rate securities (ARS) in its portfolio, as described below.

On a non-GAAP basis, excluding the impact of share-based compensation, ARS devaluation, related litigation expenses and amortization of acquired core technology, non-GAAP net loss for the third quarter of 2008 totaled $1.6 million, or $0.07 per share (basic and diluted), as compared with $1.9 million, or $0.09 per share (basic and diluted), for the second quarter of 2008 and compared with a non-GAAP net loss of $1.7 million, or $0.08 per share (basic and diluted), for the second quarter of 2007. These non-GAAP measures should be considered in addition to, and not as a substitute for, comparable GAAP measures. A full reconciliation between GAAP and non-GAAP net loss is provided in the accompanying Table 2. The Company provides these non-GAAP financial measures because it believes that they present a better measure of the Company’s core business and management uses the non-GAAP measures internally to evaluate the Company’s ongoing performance. Accordingly, the Company believes that they are useful to investors in enhancing an understanding of the Company’s operating performance.

“Our improved execution during the third quarter resulted in record revenues for Allot,” commented Rami Hadar, Allot Communications’ President and Chief Executive Officer. “We continued to succeed in penetrating major wireless operators, which we see as a significant growth driver going forward. As mobile data traffic continues to increase, our customers are seeking ways to optimize and monetize their costly infrastructure, and Allot’s solutions are ideally designed to enable them to meet these goals.”

Recently, the Company achieved the following significant goals:

—	Addition of new Tier 1 mobile operator, the third added during 2008;
—	Concluded 11 large deals with service providers, of which 5 represented new customers and 6 represented expansion deals; and
—	Made first commercial deployments which included video caching as a value-added service.

As of September 30, 2008, cash, cash equivalents, deposits and investments in marketable securities totaled $54.4 million. During the third quarter, the Company increased its cash and cash equivalents by $5.0 million as a result of a monetization of certain ARS at par value. In addition, due to a buy back settlement with one of its brokers, the Company monetized an additional $6.6 million of its ARS portfolio at par value during the fourth quarter. Recent external valuations showed a further devaluation of ARS in the Company’s portfolio as of the end of the third quarter. As a result, the Company recorded an additional impairment charge of $6.8 million in its statement of operations on a GAAP basis, in respect of ARS, the devaluation of which is considered “other than temporary”, leaving the Company with a total of $19.4 million in ARS at the end of the quarter. Impairment charges will be partially offset by a $5.3 million gain to be recognized during the fourth quarter as a result of the further ARS monetization in the fourth quarter.

Conference Call & Webcast

The Allot management team will host a conference call to discuss its third quarter 2008 results on Tuesday, November 11, 2008, at 8:30 AM EST, 3:30 PM Israel time. The quarterly results will be published prior to the conference call.

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To access the conference call, please dial one of the following numbers: US: 1-866-966-5335, International: +44-20-3003-2666, Israel: 1-809-216-213.

A replay of the conference call will be available from 12:01 am EST on November 12, 2008 through December 11, 2008 at 11:59 pm EST. To access the replay, please dial: +44-20-8196-1998, access code: 650204#.

A live webcast of the conference call can be accessed on the Allot Communications website at www.allot.com. The webcast will also be archived on the website following the conference call.

About Allot Communications

Allot Communications Ltd. (NASDAQ: ALLT) is a leading provider of intelligent IP service optimization solutions. Designed for carriers, service providers and enterprises, Allot solutions apply deep packet inspection (DPI) technology to transform broadband pipes into smart networks. This creates the visibility and control vital to manage applications, services and subscribers, guarantee quality of service (QoS), contain operating costs and maximize revenue. Allot believes in listening to customers and provides them access to its global network of visionaries, innovators and support engineers. For more information, please visit www.allot.com.

Safe Harbor Statement
Information provided in this press release may contain statements relating to current expectations, estimates, forecasts and projections about future events that are “forward-looking statements” as defined in the Private Securities Litigation Reform Act of 1995. These forward-looking statements generally relate to the Company’s plans, objectives and expectations for future operations. These forward-looking statements are based upon management’s current estimates and projections of future results or trends. Actual results may differ materially from those projected as a result of certain risks and uncertainties. These factors include, but are not limited to: changes in general economic and business conditions and, specifically, a decline in demand for the Company’s products; the Company’s inability to develop and introduce new technologies, products and applications; loss of market; and other factors discussed under the heading “Risk Factors” in the Company’s annual report on Form 20-F filed with the Securities and Exchange Commission. These forward-looking statements are made only as of the date hereof, and the Company undertakes no obligation to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise.

Investor Relations Contact:

Jay Kalish
Executive Director Investor Relations
International access code +972-9-761-9365
jkalish@allot.com

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TABLE – 1
ALLOT COMMUNICATIONS LTD.
AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
(U.S. dollars in thousands, except share and per share data)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2008	2007	2008	2007
	(Unaudited)		(Unaudited)

Revenues	$9,819	$6,952	$27,539	$23,829
Cost of revenues	2,618	1,813	7,248	5,823

Gross profit	7,201	5,139	20,291	18,006

Operating expenses:
Research and development, net	2,889	2,275	9,109	6,893
Sales and marketing	4,751	4,311	15,271	13,071
General and administrative	1,702	1,496	4,811	3,977
In - process research and development	-	-	244	-

Total operating expenses	9,342	8,082	29,435	23,941
Operating loss	(2,141)	(2,943)	(9,144)	(5,935)
Financial and other income (expenses), net	(6,788)	1,158	(8,247)	2,940

Loss before income tax expenses	(8,929)	(1,785)	(17,391)	(2,995)

Income tax expenses	36	389	137	205

Net Loss	$(8,965)	$(2,174)	$(17,528)	$(3,200)

Basic and diluted net loss per share	$(0.41)	$(0.10)	$(0.79)	$(0.15)

Weighted average number of shares
used in computing basic and diluted net
loss per share	22,063,367	21,879,844	22,049,750	21,384,358

TABLE – 2
ALLOT COMMUNICATIONS LTD.
AND ITS SUBSIDIARIES
RECONCILATION OF GAAP TO NON-GAAP CONSOLIDATED STATEMENTS OF OPERATIONS ONS
(U.S. dollars in thousands, except per share data)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2008	2007	2008	2007
	(Unaudited)		(Unaudited)

GAAP net loss as reported	$(8,965)	$(2,174)	$(17,528)	$(3,200)

Non-GAAP adjustments:
Cost of revenues
Expenses recorded for stock-based compensation	11	12	41	35
Core technology amortization	30	-	88	-

	41	12	129	35

Research and development costs, net
Expenses recorded for stock-based compensation	84	65	240	161

Sales and marketing
Expenses recorded for stock-based compensation	112	91	402	200

General and administrative
Expenses recorded for stock-based compensation	216	205	637	524
ARS and law suit litigation expenses	151	66	197	134

	367	271	834	658

In-process research and development	-	-	244	-

Total adjustments to operating loss	604	439	1,849	1,054

Financial and other income (expenses), net
Impairment of auction rate securities	6,771	-	10,206	-

Total adjustments	7,375	439	12,055	1,054

Non-GAAP net loss	$(1,590)	$(1,735)	$(5,473)	$(2,146)

Non- GAAP basic and diluted net loss per share	$(0.07)	$(0.08)	$(0.25)	$(0.10)

TABLE – 3
ALLOT COMMUNICATIONS LTD.
AND ITS SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(U.S. dollars in thousands)

	September 30, 2008	December 31, 2007
	(Unaudited)

ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$31,947	$28,101
Marketable securities and short term deposits	4,267	7,305
Trade receivables	6,427	6,122
Other receivables and prepaid expenses	1,708	3,799
Inventories	3,991	4,789

Total current assets	48,340	50,116

LONG-TERM ASSETS:
Marketable securities	18,159	35,371
Severance pay fund	3,891	3,302
Other assets	911	1,008

Total long-term assets	22,961	39,681

PROPERTY AND EQUIPMENT, NET	4,851	4,619

GOODWILL AND INTANGIBLE ASSETS, NET	3,788	239

Total assets	79,940	94,655

LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:
Trade payables	$2,964	$3,409
Deferred revenues	4,185	3,968
Other payables and accrued expenses	6,244	5,514

Total current liabilities	13,393	12,891

LONG-TERM LIABILITIES:
Deferred revenues	1,617	1,404
Accrued severance pay	3,861	3,175

Total long-term liabilities	5,478	4,579

SHAREHOLDERS' EQUITY	61,069	77,185

Total liabilities and shareholders' equity	79,940	94,655